UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Quantum Fuel Systems Technologies Worldwide, Inc.

(Name of Issuer)

Common Stock, $0.02 par value

(Title of Class of Securities)

74765E109

(CUSIP Number)

Ryan J. York

Davis Wright Tremaine LLP

1201 Third Avenue, Suite 2200

Seattle, WA 98101

(206) 622-3150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74765E109

1	NAMES OF REPORTING PERSONS Kevin Douglas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,101,128 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,101,128 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,101,128 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.96% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 1,240,451 shares issuable upon conversion of a warrant exercisable within 60 days, jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust which holds 1,860,677 shares issuable upon conversion of a warrant exercisable within 60 days.
(2)	Based on 28,022,639 shares of the Issuer’s common stock outstanding as of November 13, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2015 filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2015.

CUSIP No. 74765E109

1	NAMES OF REPORTING PERSONS Michelle Douglas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,101,128 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,101,128 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,101,128 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.96% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 1,240,451 shares issuable upon conversion of a warrant exercisable within 60 days, jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust which holds 1,860,677 shares issuable upon conversion of a warrant exercisable within 60 days.
(2)	Based on 28,022,639 shares of the Issuer’s common stock outstanding as of November 13, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2015 filed with the SEC on November 16, 2015.

CUSIP No. 74765E109

1	NAMES OF REPORTING PERSONS Tim McGaw
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 41,325 (1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 41,325 (1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,325 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 * (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Less than one percent.
(1)	Tim McGaw holds 15,505 shares issuable upon conversion of a warrant exercisable within 60 days, and 1,875 shares issuable upon conversion of stock options exercisable within 60 days.
(2)	Based on 28,022,639 shares of the Issuer’s common stock outstanding as of November 13, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2015 filed with the SEC on November 16, 2015.

CUSIP No. 74765E109

1	NAMES OF REPORTING PERSONS K&M Douglas Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,240,451 (2)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,240,451 (2)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,240,451 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.2% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are beneficiaries and co-trustees.
(2)	The K&M Douglas Trust holds 1,240,451 shares issuable upon conversion of a warrant exercisable within 60 days.
(3)	Based on 28,022,639 shares of the Issuer’s common stock outstanding as of November 13, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2015 filed with the SEC on November 16, 2015.

CUSIP No. 74765E109

1	NAMES OF REPORTING PERSONS James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,860,677 (2)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,860,677 (2)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,860,677 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.2% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.
(2)	The James Douglas and Jean Douglas Irrevocable Descendants’ Trust holds 1,860,677 shares issuable upon conversion of a warrant exercisable within 60 days.
(3)	Based on 28,022,639 shares of the Issuer’s common stock outstanding as of November 13, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2015 filed with the SEC on November 16, 2015.

Amendment No. 6 to Schedule 13D

This Amendment No. 6 (“Amendment”) amends and supplements the Schedule 13D filed with the SEC on September 27, 2013, as previously amended by the Schedule 13D/A filed with the SEC on January 17, 2014, as previously amended by the Schedule 13D/A filed with the SEC on July 2, 2015, as previously amended by the Schedule 13D/A filed with the SEC on December 29, 2015, as previously amended by the Schedule 13D/A filed with the SEC on March 23, 2016, and as previously amended by the Schedule 13D/A filed with the SEC on April 14, 2016 (the “Schedule 13D”). Except as set forth in this Amendment, the Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

The following items of the Schedule 13D are hereby amended as follows:

ITEM 4.	PURPOSE OF TRANSACTION

The Filers hereby add the following supplemental disclosure to Item 4:

DIP Credit Agreement

On May 23, 2016, the Issuer and Douglas Acquisitions entered into a Third Amendment to the DIP Credit Agreement (the “Third DIP Amendment”) that increased the commitment amount under the DIP Credit Agreement from $6.0 million to $7.636 million. In addition, on June 1, 2016, the Issuer and Douglas Acquisitions entered into a Fourth Amendment to the DIP Credit Agreement (the “Fourth DIP Amendment”) that increased the commitment amount under the DIP Credit Agreement to $9.0 million.

On July 13, 2016, in connection with the closing of the APA, discussed below, all of the Issuer’s obligations to Douglas Acquisitions under the DIP Credit Agreement, as amended, were satisfied by offset against the purchase price paid by Douglas Communications under the APA.

Asset Purchase Agreement

On April 22, 2016, the Issuer and the Purchasers entered into the First Amendment to Asset Purchase Agreement (the “First Amendment”) providing technical amendments to the previously disclosed APA. On May 31, 2016, the Issuer and the Purchasers entered into the Second Amendment to Asset Purchase Agreement (the “Second Amendment”) which, among other things, (i) amended the definition of Excluded Assets to include in such definition avoidance claims the Issuer may have under the Bankruptcy Code or applicable state law including, without limitation, claims under Chapter 5 of the Bankruptcy Code, (ii) requires the Purchasers to provide certain benefits to employees of the Issuer hired by the Issuer, (iii) revised the purchase price formula that would trigger payment of the break-up fee potentially payable to the Purchasers, and (iv) extended the due diligence deadline to June 1, 2016. On July 12, 2016, the Issuer and the Purchasers entered into the Third Amendment to Asset Purchase Agreement (the “Third Amendment”) which, among other things, provides that the schedule of Assumed Executory Contracts may be amended for a period of up to 60 days following the closing.

On July 13, 2016, the closing of the APA, as amended by the First Amendment, the Second Amendment and Third Amendment occurred and the Purchased Assets were transferred to Douglas Acquisitions. In accordance with the closing, among other things, all of the Issuer’s obligations with respect to the Convertible Notes and the Series B Notes held by the K&M Douglas Trust and the James Douglas and Jean Douglas Irrevocable Descendant’s Trust were satisfied by offset against the purchase price. In addition, the Convertible Notes held by Mr. McGaw were paid off by the Purchasers pursuant to the closing of the APA. As a result of the closing of the APA, the Filers no longer beneficially own the Convertible Notes and the Series B Notes or the Common Stock issuable upon conversion of the Convertible Notes and the Series B Notes.

The foregoing description of the Third DIP Amendment is qualified in its entirety by reference to the full text of the Third DIP Amendment, a copy of which is attached to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 27, 2016, as Exhibit 10.1 and incorporated herein by reference. The foregoing description of the First Amendment is qualified in its entirety by reference to the full text of the First Amendment, a copy of which is attached to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 25, 2016, as Exhibit 10.2 and incorporated herein by reference. The foregoing descriptions of the Fourth DIP Amendment and the Second Amendment are qualified in their entirety by reference to the full text of the Fourth DIP Amendment and the Second Amendment, copies of which are attached to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 3, 2016, as Exhibits 10.1 and 10.2, respectively, and incorporated herein by reference.

ITEM 5.	INTERESTS IN SECURITIES OF THE ISSUER.

The Filers update the disclosure in this Item 5 as follows:

The beneficial ownership of the Common Stock by each Filer at the date hereof is reflected on that Reporting Person’s cover page.

Other than the cancellation of the Convertible Notes and Series B Notes as described in Item 4 above, none of the Filers has effected any transaction in the Common Stock during the past 60 days.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information disclosed in Item 4 above is incorporated herein by reference.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

The Filers hereby add the following disclosure to this Item 7:

7.15	Third Amendment, dated May 23, 2016, between Quantum Fuel Systems Technologies Worldwide, Inc. and Douglas Acquisitions LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 27, 2016).

7.16	First Amendment to Asset Purchase Agreement, dated April 22, 2016, among Quantum Fuel Systems Technologies Worldwide, Inc. and Douglas Acquisitions LLC, the K&M Douglas Trust, the Douglas Irrevocable Descendant’s Trust (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 25, 2016).

7.17	Fourth Amendment, dated June 1, 2016, between Quantum Fuel Systems Technologies Worldwide, Inc. and Douglas Acquisitions LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 3, 2016).

7.18	Second Amendment to Asset Purchase Agreement, dated May 31, 2016, among Quantum Fuel Systems Technologies Worldwide, Inc. and Douglas Acquisitions LLC, the K&M Douglas Trust, the Douglas Irrevocable Descendant’s Trust (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 3, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 15, 2016	*Kevin Douglas
KEVIN DOUGLAS

Date: July 15, 2016	*Michelle Douglas
MICHELLE DOUGLAS

Date: July 15, 2016	*Tim McGaw
TIM MCGAW

K&M DOUGLAS TRUST

Date: July 15, 2016	*Kevin Douglas
By: Kevin Douglas
Title: Trustee

Date: July 15, 2016	*Michelle Douglas
By: Michelle Douglas
Title: Trustee

JAMES DOUGLAS AND JEAN DOUGLAS
IRREVOCABLE DESCENDANTS’ TRUST

Date: July 15, 2016	*Kevin Douglas
By: Kevin Douglas
Title: Trustee

Date: July 15, 2016	*Michelle Douglas
By: Michelle Douglas
Title: Trustee

*Eileen Wheatman

/s/ Eileen Wheatman
By: Eileen Wheatman
Attorney-in-Fact